Exhibit 3.36

Series Gallery Drop 038, a Series of Otis Gallery LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Otis Gallery LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Gallery Drop 038, a Series of Otis Gallery LLC (“Series Gallery Drop 038”).
Effective Date of Establishment	September 10, 2020.
Managing Member
Otis Wealth, Inc. was appointed as the Managing Member of Series Gallery Drop 038 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Gallery Drop 038 until dissolution of Series Gallery Drop 038 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	Otis Wealth, Inc.
Series Gallery Drop 038 Asset
The Series Gallery Drop 038 Asset shall be a PSA GEM-MT 10-graded 2003 LeBron James Topps Chrome #111 Refractor trading card acquired by Series Gallery Drop 038 as at the date of this Series Designation and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Gallery Drop 038 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Otis Wealth, Inc.
Asset Management Fee	The Asset Manager has waived any Sourcing Fee as compensation for sourcing the Series Gallery Drop 038 Asset.
Issuance	Subject to Section 6.03(a), the maximum number of Series Gallery Drop 038 Interests the Company can issue is 7,350.
Number of Series Gallery Drop 038 Interests held by the Managing Member
On the date hereof, Series Gallery Drop 038 hereby grants to the Managing Member a single Series Gallery Drop 038 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Gallery Drop 038 Interests. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.

Broker	North Capital Private Securities Corporation.
Brokerage Fee
1% of the purchase price of the Series Gallery Drop 038 Interests sold in the Initial Offering of the Series Gallery Drop 038 Interests (excluding the Series Gallery Drop 038 Interests acquired by the Managing Member, if any).

Other Rights
Holders of Series Gallery Drop 038 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Gallery Drop 038 Interests.

Officers
There shall initially be no specific officers associated with Series Gallery Drop 038, although the Managing Member may appoint officers of Series Gallery Drop 038 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.
Managing Member Minimum and Maximum Interests	The Managing Member may purchase a minimum of 2% and a maximum of 19.99% of Series Gallery Drop 038 Interests at the closing of the Initial Offering, although such minimum and maximum thresholds may be waived or modified by the Managing Member in its sole discretion.